09057230

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORTRESS GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3379 PEACHTREE ROAD, N.E. SUITE 272
(No. and Street)

ATLANTA (City) GEORGIA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE A. WILLIAMSON 404-869-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WESTBROOK, MCGRATH, BRIDGES, ORTH & BRAY
(Name – *if individual, state last, first, middle name*)

2810 PREMIERE PARKWAY, SUITE 200 (Address) DULUTH, (City) GEORGIA (State) 30097 (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
103

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BRUCE ALAN WILLIAMSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORTRESS GROUP, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT & CFO

Title

Notary Public My commission expires November 7, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTRESS GROUP, INC.

TABLE OF CONTENTS

WESTBROOK, MCGRATH, BRIDGES, ORTH & BRAY
CERTIFIED PUBLIC ACCOUNTANTS
2810 PREMIERE PARKWAY
SUITE 200
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX: (770) 622-9886

REPORT OF INDEPENDENT AUDITORS

To the Stockholders
Fortress Group, Inc.

We have audited the accompanying balance sheet of Fortress Group, Inc. as of December 31, 2008, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortress Group, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Westbrook, McGrath, Bridges, Orth & Bray

February 24, 2009

FORTRESS GROUP, INC.

Balance Sheet
December 31, 2008

ASSETS

CURRENT ASSETS		
Cash	$	169,056
Accounts receivable		-
Prepaid expenses and deposits		15,409
Total current assets		184,465
FIXED ASSETS, less accumulated depreciation of $28,776 in 2008		34,482
	$	218,947

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	5,777
		5,777
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value, 10,000 shares authorized, 2,600 shares issued and outstanding		26
Paid-in capital in excess of par		25,974
Retained earnings		187,170
		213,170
	$	218,947

The accompanying notes are an integral part of these financial statements.

FORTRESS GROUP, INC.

STATEMENT OF OPERATIONS
For the year ended December 31, 2008

REVENUE	
Commissions and fees	$ 2,927,863
Other income	-
Interest	19,100
	2,946,963
EXPENSES	
Salaries and wages	940,688
Advertising	17,265
Bad debt	121,169
Parking deck fees	3,900
Bank fees	558
Regulatory fees & expenses	23,434
Depreciation	12,006
Dues & subscriptions	1,260
Insurance	9,786
Licenses & fees	9,528
Meals & entertainment	5,968
Office supplies & expenses	23,966
Pension expense	138,000
Printing	(30,627)
Professional fees	70,318
Repairs & maintenance	1,970
Rent & administration	58,736
Research	27,392
Postage & delivery	536
Seminars	250
Payroll taxes	50,569
Taxes	1,352
Telephone	17,868
Travel	(16,693)
	1,489,199
Income (loss) from operations	1,457,764
OTHER INCOME (EXPENSE):	
Realized gain (loss) from disposal of fixed assets	(1,450)
NET INCOME	$ 1,456,314

The accompanying notes are an integral part of these financial statements.

FORTRESS GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2008

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings
Balance, January 1, 2007	2,600	$26	$25,974	$3,684,856
Dividends paid to Stockholders				(4,954,000)
Net income				1,456,314
Balance, December 31, 2008	2,600	$26	$25,974	$187,170

The accompanying notes are an integral part of these financial statements.

FORTRESS GROUP, INC.

STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (Loss)	$ 1,456,314
Non cash items included in net income	
Depreciation	12,006
(Gain) loss on disposal of fixed assets	1,450
Changes in:	
Accounts receivable	63,433
Prepaid expenses and deposits	(683)
Accrued expenses	(9,625)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	1,522,895
CASH FLOWS FROM INVESTING ACTIVITIES:	
Addition of fixed assets	(27,772)
NET CASH USED BY INVESTING ACTIVITIES	(27,772)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid to Stockholders	(4,954,000)
NET CASH USED BY FINANCING ACTIVITIES	(4,954,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,458,877)
CASH AND CASH EQUIVALENTS, beginning of year	3,627,933
CASH AND CASH EQUIVALENTS, end of year	$ 169,056

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations – The Company provides investment banking services concentrating on private placements of alternative asset limited partnership interests with institutional investors. The Company's clients are generally U.S. alternative assets investment managers. On December 22, 2002 the Company formally changed its name from Fortress Williamson Securities, Inc. to Fortress Group, Inc.

Cash and cash equivalents – The Company considers money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Revenue Recognition – Revenue related to commissions earned regarding the arranging of private placements of securities by issuers will be recognized generally at the "date of closing" when the revenue is earned.

Fixed Assets – Fixed assets are recorded at cost. Depreciation of fixed assets is computed using the straight line method over the estimated useful lives of the property. The cost and accumulated depreciation related to assets retired or sold are relieved from the accounts, and gain or loss on disposal is reflected in income. The cost of maintenance and repairs is charged to expenses as incurred. Renewals and betterments which extend the useful life of assets are capitalized.

Income taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholders in their individual income tax returns.

Use of estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - LEASES:

The Company leases office space pursuant to an operating lease agreement expiring in 2012. Annual future minimum rental payments under the Company's non-cancelable operating leases are as follows:

Year Ending December 31	Amount
2009	$ 75,475
2010	77,730
2011	80,065
2012	82,448
	$315,718

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is a licensed broker/dealer and accordingly is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of adjusted minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2008, the Company had adjusted net capital of 161,187 which was $156,187 in excess of its required net capital of $5,000.

NOTE 3 - NET CAPITAL REQUIREMENTS: Cont'd

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period December 31, 2008 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report Part IIA for the period ending December 31, 2008. Consequently, a reconciliation was not required and is therefore not included herein.

NOTE 4 - PENSION PLAN:

The Company maintains a Simplified Employee Pension plan covering eligible employees. Company contributions to the plan are determined annually and are made at the discretion of the Board of Directors. Pension expense for the year ended December 31, 2008 was approximately $138,000 and is included in expenses in the statements of operations.

WESTBROOK, MCGRATH, BRIDGES, ORTH & BRAY
CERTIFIED PUBLIC ACCOUNTANTS
2810 PREMIERE PARKWAY
SUITE 200
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX: (770) 622-9886

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholders
Fortress Group, Inc.

Our report on our audit of the basic financial statements of Fortress Group, Inc. for 2008 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of computation of net capital under SEC rule 15c3-1 and reconciliation of audited and unaudited reports at December 31, 2008 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Westbrook, McGrath, Bridges, Orth & Bray

February 24, 2009

FORTRESS GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
For the year ended December 31, 2008

Computation of Net Capital

Total ownership equity from balance sheet	$	213,170
Deduct:		
Total nonallowable assets from balance sheet		49,891
2.0% haircut on money market fund in the amount of $104,619		2,092
Total nonallowable assets		51,983
Net capital		161,187
Minimum net capital requires (Greater of $5,000 or 6-2/3% of aggregate indebtedness of $5,777)		5,000
Excess net capital	$	156,187

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2008 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report Part IIA for the period ending December 31, 2008. Consequently, a reconciliation was not required and is therefore not included herein.

FORTRESS GROUP, INC.
RECONCILIATION OF AUDITED AND UNAUDITED REPORTS
December 31, 2008

Description	As Previously Stated	Debit	Credit	As Stated
ASSETS				
Cash	$169,056			$169,056
Accounts receivable	0			0
Fixed assets, less accumulated depreciation	34,482			34,482
Deposits	15,409			15,409
	$218,947	$0	$0	$218,947
LIABILITIES				
Current liabilities	$5,777			$5,777
	5,777	0	0	5,777
STOCKHOLDERS' EQUITY				
Common stock	26			26
Additional paid-in capital	25,974			25,974
Retained Earnings	187,170			187,170
	213,170			213,170
	$218,947	$0	$0	$218,947
INCOME AND (EXPENSES)				
Revenue	$2,946,963			$2,946,963
Salaries	940,688			940,688
Regulatory fees	23,434			23,434
Other expenses	526,527			526,527
	$1,456,314	$0	$0	$1,456,314

WESTBROOK, MCGRATH, BRIDGES, ORTH & BRAY

CERTIFIED PUBLIC ACCOUNTANTS
2810 PREMIERE PARKWAY
SUITE 200
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX: (770) 622-9886

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Fortress Group, Inc.

In planning and performing our audit of the financial statements of Fortress Group, Inc. for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Fortress Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with Management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

February 24, 2009